Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	For Year Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars In Thousands)
Earnings:
1. Income (loss) before income taxes	$61,816	$35,782	$32,759	$98,052	$(8,179)
2. Plus interest expense	28,377	35,146	47,850	66,605	73,231

3. Earnings including interest on deposits	90,193	70,928	80,609	164,657	65,052
4. Less interest on deposits	20,720	26,370	38,427	54,087	60,876

5. Earnings excluding interest on deposits	$69,473	$44,558	$42,182	$110,570	$4,176

Fixed charges and preferred stock dividend requirements (pre-tax):
6. Including interest on deposits and capitalized interest	$29,149	$39,886	$52,521	$71,659	$73,678
7. Less interest on deposits (Line 4)	20,720	26,370	38,427	54,087	60,876

8. Excluding interest on deposits	$8,429	$13,516	$14,094	$17,572	$12,802

Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits (Line 3 divided by Line 6)	3.09	1.78	1.53	2.30	0.88
Excluding interest on deposits (Line 5 divided by Line 8)	8.24	3.30	2.99	6.29	0.33